EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)
Suite 1501 - 700 West Pender Street
Vancouver, British Columbia, V6C 1G8

Item 2:	Date of Material Change

June 22, 2021

Item 3:	News Release

A news release announcing the material change was issued on June 22, 2021 through Cision. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

The Company announced that mining activities at its Los Filos Mine in Mexico have been temporarily suspended as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

Item 5.1:	Full Description of Material Change

The Company announced that mining activities at its Los Filos Mine in Mexico have been temporarily suspended as the result of illegal blockades by a group of unionized employees and members of the Xochipala community, both of whom are demanding payments in excess of their contractual agreements. The Company is working to achieve a long-term solution that will allow the mine to operate effectively.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews, General Counsel
Telephone: (604) 558-0560

Item 9:	Date of Report

June 30, 2021